[Translation]

                                                                October 28, 2005
To Whom It May Concern:
                                  Company Name:  Kanto Auto Works, Ltd.
                                  Name and Title of Representative:
                                     Zenji Yasuda, President
                                  Code Number: 7223
                                     Tokyo Stock Exchange and Nagoya Stock
                                       Exchange
                                  Name and Title of Contact Person:
                                     Yosuke Uematsu
                                     General Manager, Accounting Division
                                  Telephone Number: 046-861-5111
                                  (The Parent Company of Kanto Auto Works, Ltd.) Company Name: Toyota Motor Corporation
                                  Name and Title of Representative:
                                     Katsuaki Watanabe , President
                                  Code Number: 7203
                                     Securities exchanges throughout Japan
                                  Name and Title of Contact Person:
                                     Masaki Nakatsugawa
                                     General Manager, Accounting Division
                                  Telephone Number: 0565-28-2121


            Notice Concerning Amendments to the Business Projections

Based on recent movements in our business performance, we hereby make the following amendments to the consolidated business projections previously disclosed upon the announcement of the annual financial statements of Fiscal Year 2005 on April 27, 2005:

1. Amendments to the prospective figures of full year consolidated business performance of Fiscal Year 2006 ending March 31, 2006 (from April 1, 2005 to March 31, 2006)


                                                                                           (In millions of yen)
    ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net revenues        Ordinary income        Net income
    ---------------------------------------------- -------------------- -------------------- -------------------
    Previous projections (A)                                   660,000               11,000               5,500
    (Announced on April 27, 2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

    New projections (B)                                        690,000               13,000               7,400
    ---------------------------------------------- -------------------- -------------------- -------------------
    Amount changed                                              30,000                2,000               1,900
    (B - A)
    ---------------------------------------------- -------------------- -------------------- -------------------

    % of change (%)                                                4.5                 18.2                34.5
    ---------------------------------------------- -------------------- -------------------- -------------------
    (Reference)
    Actual performance of from April 1, 2004 to                683,095               14,560               8,112
    March 31, 2005 (FY2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

2. Amendments to the prospective figures of full year non-consolidated business performance of Fiscal Year 2006 ending March 31, 2006 (from April 1, 2005 to March 31, 2006)


                                                                                           (In millions of yen)
    ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net revenues        Ordinary income        Net income
    ---------------------------------------------- -------------------- -------------------- -------------------
    Previous projections (A)                                   620,000               10,000               5,000
    (Announced on April 27, 2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

    New projections (B)                                        650,000               12,000               6,800
    ---------------------------------------------- -------------------- -------------------- -------------------
    Amount changed                                              30,000                2,000               1,800
    (B - A)
    ---------------------------------------------- -------------------- -------------------- -------------------

    % of change (%)                                                4.8                 20.0                36.0
    ---------------------------------------------- -------------------- -------------------- -------------------
    (Reference)
    Actual performance from April 1, 2004 to                   640,072               13,224               7,482
    March 31, 2005 (FY2005)
    ---------------------------------------------- -------------------- -------------------- -------------------


3.   Reasons for the Amendments

     With respect to our automobile operations for the Fiscal Year 2006 ending March 31, 2006 (from April 1, 2005 to March 31, 2006), our production of automobiles is expected to increase and our business streamlining efforts, including cost reduction, are expected to show results. For the foregoing reasons, we are amending our prospective figures for net revenues, ordinary income and net income.